

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 6, 2006

Mr. P.M. Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9 28 The Esplanade
Perth Western Australia 6000

> **Re:** **CityView Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 0-28794**

Dear Mr. Smyth:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 28

1. We note your disclosure stating that your Chief Executive Officer and Chief Accounting Officer have concluded that as of the evaluation disclosure controls and procedures "…are effective to ensure that all material information required to

be filed in this Annual Report on Form 20-F has been made known to them in a timely fashion." Please expand your disclosure to include the date the evaluation was performed, and revise to clarify whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC.

2.   We note your statement that there have been no significant changes to your internal controls or in other factors that would significantly affect these controls subsequent to the date you carried out your evaluation. Please comply with Item 15(d) of Form 20-F, which requires that you disclose *any* change in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Financial Statements

Note 1 – Statement of Significant Accounting Policies

Compliance with IFRS, page 39

3.   We note your disclosure indicating that after December 31, 2004 your financial statements have been prepared in accordance with Australian IFRS. However, your audit opinion on page 35 states, "…the financial position of CityView Corporation Limited at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America." Please amend your filing as appropriate to resolve this inconsistency. We will continue our review once we are able to ascertain the accounting principles and standards you have applied.

 (e) Acquisition, Exploration, and Development Expenditure, page 41

4.   Please expand your disclosure under this heading, or in your reconciliation to US GAAP, to indicate whether you have adopted the full cost or successful efforts method of accounting for your oil and gas properties for US GAAP purposes.

Note 3 – Loss from Ordinary Activities, page 44

5.   It is unclear what the purpose of the table presented under this heading is or what it represents. Please revise the heading of your Note to clarify what financial measure you are calculating and expand your disclosure to discuss the reasons for its significance in understanding your financial position. Further, please insert spacing between Notes 3 and 4 so that it is clear they are separate footnotes, if true.

Note 9 – Non Current Receivables, page 47

6.   We note you have a receivable from Medco Simenggaris Pty Ltd of $5,680,133 classified as a long term asset as of December 31, 2005. As this amount represents a significant percentage of your total assets, please disclose the nature, terms, and status of the underlying arrangement, with details sufficient to understand why you believe this asset is recoverable, and the timeframe in which you expect this to occur.

Certifications, page 57

7.   We note that the wording of your certifications does not conform to the wording required by Section 302 of the Sarbanes Oxley Act. Please refer to Instruction 12 as to the Exhibits of Form 20-F for the correct wording of these certifications. Please file the correctly worded certifications in an amendment to your Form 20-F for 2005.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief